October 7, 2008



VIA U.S. MAIL AND FACSIMILE

Karen Peddle, Esq.
Phoenix Life Insurance Company
One American Row
PO Box 5056
Hartford, CT 06102-5056

      RE:	Phoenix Life Insurance Company:
      Phoenix Life Variable Accumulation Account
      Initial Registration Statement filed on Form N-4
      File Nos. 811-03488 and 333-153048

Dear Ms. Peddle:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on August 15, 2008. We have given the registration statement a full review. Based on our review, we have the following comments (page references are to the pages in the courtesy copy provided to the staff and Item references are to the Item numbers set forth in Form N-4).

GENERAL

1.	Please disclose to the staff whether there are any types of
guarantees (e.g., as to any of the company`s guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

2.	Please provide the file number for the registration statement that represents the registration of the MVA under the Securities
Act
of 1933 and confirm that its current disclosure appropriate reflects the impact, if any, that the Premium Enhancement Recapture and its relevant charges may have on the MVA.

FRONT COVER PAGE

3.	Based on second to last paragraph, please revise the first
paragraph to include the offering of the contract pursuant to
"qualified plans." Item1(a)(iv).
4.	Please clarify what additional information is provided in
Appendix A.

PROSPECTUS

5.	Summary of Expenses (page 6)

a.	In order to not obscure the information provided under
"Maximum
Annual Separate Account Expenses," please only disclose the maximum expenses and provide any current fees in a footnote to the table.

b.	Please clarify the last sentence of the preamble under
"Optional
Benefit Fees," i.e., these are charges in addition to all foregoing charges.

c.	The Premium Enhancement Fee Schedule indicates that a fee of
1.25% of a premium is charged against every premium received "for the number of years specified in the [s]chedule," i.e., on the nine Contract Anniversaries following that premium payment. This suggests that each premium payment made is, over the course of the following nine contract anniversaries, reduced by more than ten percent. If this is accurate, please note this either in the contract summary or highlight this in the beginning of the Premium Enhancement section of the prospectus.

	Separately, it is unclear at what point in time a greater percentage of a premium payment will be received as a Premium
Enhancement than will be paid out through a combination of Enhancement Fee and Enhancement Recapture charges. Please explain and address this issue with the staff.

d.	The last sentence of the footnote to the Premium Enhancement
Fee
Schedule indicates that the fee is "reduced" if you surrender the contract on a date other than a Contract Anniversary. Since the fee is deducted on an anniversary, it is unclear what the sentence is intended to disclose, e.g., that the fee is also imposed on surrender. Please clarify what is intended.

e.	The caption for the Premium Enhancement Recapture Charge
Schedule labeled "Number of Contract Anniversaries" uses the number
9+. Please clarify what is intended. In addition, please clarify in a footnote whether this charge declines over time.

f.	In footnote 3 on page 9, please provide a cross-reference to the
fuller discussion of the Optional Reset.

g.	In footnote 4 on page 9, please clarify the reference to the
"benefit base" and expand the disclosure to better explain the relationship between these values and Contract Value particularly on the issue date.

h.	For consistency, in the preamble to the optional benefits
table,
please refer to the options as "optional living benefits" as was done in the first paragraph under "Optional Rider Charges" on page 14. Please confirm that these options are consistently referenced as such throughout the prospectus.

i.	Please disclose the range of premium taxes that may apply.

j.	In the fund fee table on page 10, please insert "Total" in
lieu
of "Gross" in the first line item of the table.

k.	Expense Examples (page 11)

i.	The preamble to the first set of expense examples notes the
expenses if an owner were to "surrender prior to the Maturity
Date,
or after the Maturity Date under Variable Annuity Payment Options
K
or L, or ...annuitize." This sentence is unclear and requires clarification. First, payments received under a variable annuity payment are understood as annuitizations not withdrawals and should be referred to as such. Second, there is ambiguity in the prospectus as to whether annuitizations trigger a surrender charge. The preamble suggests that it does, as does a sentence in the first paragraph in the Surrender Charges Section that notes that surrender charges will be waived for annuitizations for certain contracts. However, the first sentence of that paragraph omits annuitizations in the list of actions that trigger surrender charges. Please revise the prospectus to clarify these inconsistencies.

ii.	Please confirm whether General Instruction 22 to Item 3 was
considered applicable or not and why.

iii.	Please clarify whether the Premium Enhancement Fee is
incorporated into the examples.

6.	Contract Summary (page 13)

a.	Please revise the first paragraph on page 13 to state that
the
prospectus contains information about all of the material rights and features of the contract.

b.	Please reconcile the second bullet point under "Withdrawals"
on
page 14 with the definition of "Free Withdrawal Amount" in the glossary on page 4, i.e., "greater of" compared to ""plus the greater of."

c.	Please note absence of disclosure regarding New York GMWB 5 &
7
under "Optional Rider Charges" on page 14.

d.	In regard to the disclosure on pages 15 and 57 under "Free
Look
Period," and in last paragraph under "Ownership of the Contract` on page 54, please make it clear that upon exercise of the free-look, the company will absorb the investment loss associated with the bonus, i.e., such that the owner would have received the same amount he or she would have received had there been no bonus at all.

7.	Financial Highlights (page 15)

	Please clarify that because no contracts have been sold as of a certain date that no financial highlights have been provided.

8.	The Variable Accumulation Annuity (page 16)

	Please insert "fixed" in lieu of "guaranteed" in the last sentence of the opening paragraph.

9.	Phoenix and the Separate Account (page 18)

a.	Please retain the last deleted sentence in the second
paragraph.
Item 5(a)(iii).

b.	Please reconcile the deletion of disclosure regarding the MVA on
page 19 with the fact that an MVA is offered as an investment choice through the contract.

10.	Rather than obscure disclosure similar to that provided in
the
"Note" under "GIA" on page 21, please provide a corresponding
"Note"
under "MVA" on the same page.

11.	Deductions and Charges (page24)

a.	In the discussion regarding the charges for the New York GMWB
5
& 7 on page 24, please make it clear that electing this option will foreclose election of either of the two remaining living benefit options as was provided in the discussion of the charges for the GMAB and GMIB.

b.	Please expand the discussion regarding the New York GMWB 5 &
7
charges on page 24 to explain the impact of the Optional Reset referenced in footnote 3 on page 9.

c.	Please disclose the actual surrender charges in the fuller
discussion of the charge on page 25.

12.	Premium Enhancement (page 29)

a.	Please revise the fifth and sixth paragraphs to make it clear that no premium recapture charge will occur until appropriate exemptive relief has been obtained from the Commission.

b.	Please provide a caption to the premium enhancement chart on page 30 to make it clear that the higher premium enhancements shown only apply under certain circumstances and in the last paragraph
Preceding "Premium Enhancement Restrictions" on page 30, clarify what
"calculated normally" means including the actual premium enhancement amount to be awarded.

c.	Please disclose that the registrant expects to make a profit from higher charges imposed on contracts that receive a premium enhancement and in addition to stating that there may be circumstances in which a contract owner may be worse off for having received a premium enhancement, please include a description of those circumstances.

d.	Please disclose exactly how the recapture amount will be
calculated including examples. Please also provide an example of how the Premium Enhancement is calculated when the Net Cumulative
Premium
Payment crosses into a new threshold.

e.	Although this section attempts to describe in full the
interaction of the premium enhancement feature with all other relevant features of the contract (e.g., fourth paragraph under "Premium Enhancement" on page 29 regarding death benefits and certain optional benefits), please note that the section should include all relevant interactions of the premium enhancement with other features of the contract.

For example, the second paragraphs under the surrender charge waivers on pages 25 and 26 where additional disclosure regarding premium enhancements has been provided or the calculation of living benefits on pages 35-41. Note in the former, this section could cross-reference the additional disclosure, and in the latter, this section could provide the additional disclosure along with appropriate cross-references on pages 35-41.

13.	The prospectus offers the option of several asset allocation programs. The AllianceBernstein strategy and the Phoenix Dynamic Asset Allocation Series appear to engage in dynamic rebalancing, but no information is provided as to what opt in or opt out options are available nor do they indicate who serves as an investment adviser on these strategies. Please revise the prospectus to clarify these ambiguities.

14.	Guaranteed Minimum Income Benefit (GMIB) (page 37)

a.	Please supplement the description of the Guaranteed
Annuitization Value with examples of how each of the four elements of
the formula are calculated when either clause (i) or clause (ii)
are
used.
b.	Please revise the Guaranteed Annuitization Value Reduction to note that withdrawals may be reflected as a reduction of the Guaranteed Annuitization Value on more than a dollar for dollar basis if the withdrawal exceeds a specified limit, and include an example of how this provision affects the determination of the value.

c.	The prospectus notes that the Effective Annual Rate will be
"reset to 0%" under certain circumstances. Please note in the section on the calculation of the Guaranteed Annuitization Value that the effective annual rate used to increase the value may be adversely affected depending on the amount of contract value in the GIA.

d.	In the "Important Information regarding the GMIB" disclosure on
page 39, please disclose if applicable, that the minimum monthly fixed annuity payment amount under the GMIB may be less than the annuity payment amount under the contract even if the guaranteed annuitization value is greater than contract value.

15.	New York GMWB 5/ New York GMWB 7 (available for New York
contracts where the owner is age 54 or younger on the rider date)
(page 40)

	a.	Please add disclosure regarding restrictions on
investing
as was provided for the description of the GMAB in the paragraph preceding "Guaranteed Amount" on page 35.

	b.	In the third paragraph under "Effect of Withdrawals on
Benefit Amount" on page 40, please add disclosure as to the risks of taking withdrawals exceeding the Withdrawal Limit relative to those that do not. Please include a further discussion on the impact of taking withdrawals exceeding the Withdrawal Limit depending on the relation between Benefit Amount and Contract Value. Please include examples in Appendix C of the impact of excessive withdrawals when Contract Value is less than the Benefit Amount

	c.	On page 41, please explain exactly how the Optional
Reset
works including disclosure that reflects the fee disclosure in footnote 3 on page 9, i.e., that even if the fee goes p upon reset, that fee will not exceed the maximum, 1.00%, set forth in the fee table.

16.	Internet, Interactive Voice Response and Telephone Transfers
(page 46)

      Please note absence of disclosure regarding batch transfer instructions from registered representatives for multiple owners.

17.	In "Valuation Date" on page 56, please provide, if
applicable,
information regarding the administrator as required by Item 5(f).

18.	Please confirm that the "Federal Income Taxes" section
beginning
on page 57 and the legal proceedings disclosure beginning on page
72
are current.

19.	Please confirm relevance of Appendix B for this filing.

PART C

20.	With regard to the registrant, please provide disclosure in
response to Item 27.

21.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************
	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include all nine digits of the following zip code: 20549-4644, and our facsimile number is (202)
772-9285.



							Sincerely,



							Sonny Oh
							Attorney
							Office of Insurance Products
Karen Peddle, Esq.
Phoenix Life Insurance Company
October 7, 2008
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